Leo Borchardt +44 20 7418 1334 leo.borchardt@davispolk.com davispolk.com	Davis Polk & Wardwell London LLP 5 Aldermanbury Square London EC2V 7HR

January 23, 2023

Re:	Forbion European Acquisition Corp.

Form 10-K for the year ended December 31, 2021

Form 10-Q for the quarterly period ended September 30, 2022

Response dated December 29, 2022

File No. 001-41148

Ms. Jennifer Monick

Mr. Eric McPhee

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Forbion European Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 12, 2023 (the “Comment Letter”) relating to (i) the Company’s Form 10-K for the fiscal year ended December 31, 2021, (ii) the Company’s Form 10-Q for the quarterly period ended September 30, 2022 and (iii) the Company’s response letter dated December 29, 2022 to the Staff’s letter dated December 15, 2022.

Set forth below are the Company’s responses to the Staff’s comment included in the Comment Letter. For convenience, the Staff’s comment included in the Comment Letter is repeated below in italics, followed by the Company’s response to such comment as well as a summary of the responsive actions taken.

Form 10-K for the year ended December 31, 2021

Notes to Financial Statements

Note 4—Private Placement, page F-15

1. We note your response to our comment and your assertion that there is no scenario in which the private placement warrants become treated as public warrants and eligible for redemption. Please reconcile this statement with the disclosure in your filing that “If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants are redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the Units sold in the Public Offering.”

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the statement in the Company’s public filings which indicated that “If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the units being sold in the Proposed Public Offering” was based upon language

Davis Polk & Wardwell London LLP is a limited liability partnership formed under the laws of the State of New York, USA and is authorised and regulated by the Solicitors Regulation Authority with registration number 566321.

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contained in a preliminary draft of the warrant agreement between the Company and Continental Stock Transfer & Trust Company governing the terms of both the warrants included in the units sold in the Company’s initial public offering (the “Public Warrants”) and the warrants issued by the Company in a private placement concurrently with its initial public offering (the “Private Placement Warrants”).

The form of warrant agreement filed as Exhibit 4.4 to the Company’s registration statement on Form S-1 filed on November 23, 2021 and the final warrant agreement dated December 9, 2021 filed as Exhibit 4.1 to the Company’s interim report on Form 8-K filed on December 14, 2021 (the “Warrant Agreement”) do not contain the same provision that if the Private Placement Warrants are held by holders other than Forbion Growth Sponsor FEAC I B.V. or its permitted transferees, the Private Placement Warrants will then be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants. Section 2.6 (Private Placement Warrants, Working Capital Warrants and Extension Warrants) of the Warrant Agreement addresses the terms of the Private Placement Warrants and stipulates that the Private Placement Warrants shall be identical to the Public Warrants, except that the Private Placement Warrants (i) may be exercised for cash or on a “cashless basis”, (ii) may not be transferred until thirty (30) days after the completion by the Company of an initial business combination and (iii) shall not be redeemable by the Company. Furthermore, Section 6.5 (Exclusion of Private Placement Warrants, Working Capital Warrants and Extension Warrants) of the Warrant Agreement provides that the redemption rights set out in Section 6.1 (Redemption of Public Warrants) of the Warrant Agreement shall not apply to the Private Placement Warrants. Also, the Warrant Agreement does not indicate that the terms of settlement of the Private Placement Warrants change depending on the characteristics of the holders of the warrants.

The Company confirms that the Private Placement Warrants are therefore correctly classified as equity instruments. The Private Placement Warrants are not redeemable and transfers are restricted. There is no scenario in which the Private Placement Warrants become treated as public warrants and eligible for redemption. Accordingly, there is no scenario in which the holder of the instruments becomes a fair value input that would violate the indexation requirements under ASC 815-40.

Finally, the Company will include in future Forms 10-K and Forms 10-Q to be filed with the Commission prior to the completion of its initial business combination and, if appropriate, any proxy and/or registration statement to be filed with the Commission in connection with the Company’s initial business combination, appropriate revised disclosure with respect to the terms of the Private Placement Warrants to reflect the content of this letter.

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We hope that the foregoing has been responsive to the Staff’s comments. To the extent that you have any questions regarding the responses contained in this letter, please do not hesitate to contact me at +44 20 7418 1334 or leo.borchardt@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Leo Borchardt

Leo Borchardt, Esq.

cc:	Cyril Lesser, Chief Financial Officer

Forbion European Acquisition Corp.

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